FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	July	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM Delivers Revolutionary Social App Experience with BBM 6	5

Document 1

July 28, 2011

FOR IMMEDIATE RELEASE

RIM Delivers Revolutionary Social App Experience with BBM 6

Apps become social experiences once users can interact with their BBM friends

Waterloo, ON - BBM™ (BlackBerry® Messenger), one of the largest mobile social networks in the world is now enabling a new and revolutionary social experience. Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced the availability of BBM version 6 (BBM 6), which provides support for "BBM connected" apps, allowing users to easily interact with each other from within the BBM connected app.

BBM connected apps integrate the popular functionality of the BBM service and offer users the ability to interact with their friends from within the app itself. For example, with a BBM connected game app, users can invite their BBM friends to join them in a game and then chat with one another in real time while the game is being played – without ever leaving the game app.

BBM 6 launches today and a selection of BBM connected apps are already available on BlackBerry App World™.

“BBM 6 marks the beginning of an even greater social experience for BlackBerry smartphone users,” said Alistair Mitchell, VP, BBM Platform & Integrated Services at Research In Motion. “It also represents an incredible opportunity for developers to leverage the viral nature of the BBM service and we have already begun working with various developer partners who will be bringing their BBM connected apps to BlackBerry App World this week, offering users highly engaging app experiences.”

Some of the additional functionality users can expect to see with BBM connected applications include the ability to:

•
Share app experiences with friends - When a user discovers a great new BBM connected app, they can instantly let their friends know about it. Users can simply select a BBM contact directly within the BBM connected app they are using.

•
Have a BBM chat within apps - Users can simply pull up their BBM contact list directly from within the BBM connected app and start chatting.  For example, the functionality can enable everything from enhanced social game play to collaboration through productivity apps.

•
Discover apps through friends – Users can also discover new apps by viewing the list of apps that are posted to a BBM friend’s profile. They can also click on an app within the list, and instantly download it from BlackBerry App World.

The BBM 6 software will be available later today at www.blackberry.com/blackberrymessenger. A selection of BBM connected apps will also be posted on BlackBerry App World this week, with many more expected over the coming months.

Quotes/Partner Highlights:

"One of the keys to viral game sales is to allow users to easily invite their friends to join them in playing the games they love,” said Keith Pichelman, CEO, Concrete Software. “Integrating BBM into Pocket Ants has allowed the game to do just that."
 (Concrete Software)

"RIM is a fantastic partner. We're thrilled to be working with them to provide a better experience to millions of foursquare users around the world by integrating foursquare with BBM," said Holger Luedorf, VP of Mobile and Partnerships for foursquare.
(Foursquare)

“The Huffington Post, a leader in implementing social features to reach and interact with its network of readers and bloggers, integrates the BlackBerry Social Platform to create a place where our users can continue to engage in up-to-the-minute news stories, blogs, and analysis,” said Paul Berry, CTO of the Huffington Post Media Group.   “As a BBM connected app, we make it simple for our readers to easily share and discuss the news. BBM 6 allows The Huffington Post to continue to reach its audience in a new way when they are on the go, and without having to compromise on the quality of their experience."
(Huffington Post)

“Unvired Workflow for SAP enables approval of SAP workflow requests directly from the BlackBerry smartphone.  Unvired leverages the BlackBerry message list and BBM to provide a familiar BlackBerry user experience,” said Srinivasan Subramanian, CEO, Indience InfoSystems Pvt Ltd. “The BBM platform has been smartly integrated to enable employees to collaborate seamlessly. If the user has some queries while approving the workflow, they can BBM their colleague or Manager, transfer a screenshot of the workflow item and clarify.  They can then approve or reject the workflow request.  The BBM chat can also be emailed to maintain an audit trail.  The BBM integration with Unvired ensures quick turnaround and collaboration between employees, not just for workflow but other usages like checking discounts for a customer, escalating a customer grievance and much more.”
(Indience InfoSystems Pvt Ltd)

“Jingu users are engaging with BlackBerry Messenger in an exciting new way,” said Pankaj Gogia, Founder, Jingu Apps. “With BBM 6, ease of use is greatly enhanced with capabilities like updating your BBM profile picture directly from within the application. Jingu is dedicated to creating social networking applications built on the BlackBerry Messenger Social Platform that leverage the new capabilities of BBM 6 and bring enriched and vastly immersive experiences to end users.”
(Jingu Apps)

“Players have always been able to play Backgammon King against real opponents but playing against your friends took a lot of time and effort,” said Troy Johnson, Director Strategic Initiatives, Magmic. “Your BBM contacts are your friends and BBM 6 is making it incredibly easy to share Backgammon King with them and invite them to play in real-time.  The ease of access to our product, the ease of sharing and the ease of player engagement are each major breakthroughs. Combine those attributes of BBM 6 with Magmics' industry leading in-game chat design and you have an incredibly entertaining experience. Trash talking your best friend over a game of backgammon has never been easier and more fun. It's no exaggeration to say, for Backgammon King, BBM 6 is a real game changer.”
(Magmic)

“PowWow uses BBM 6 integration to enable real time social event coordination,” said Kathryn Lahrs, Founder, Lahrs Apps. “Users are directly invited and notified of events that are created with our application. With PowWow, the latest information is available and BBM chats can quickly be started if any further communication is desired. Through BBM 6 PowWow users can share their location information, which is displayed in BlackBerry Maps. There is also an option to check your contact's availability directly from their calendars and to create an event with this information; this is a very useful tool in event planning and saves time in the process.”
(PowWow)

“I don’t know anyone who doesn’t immediately react to the 'chime' of BBM,” said Margaret Glover-Campbell, VP Marketing & PR of Poynt Corporation. “Being able to leverage BBM 6 to share search results provides a tremendous advantage to our BlackBerry smartphone user base who can now easily and quickly coordinate their social activities. The ability to share the app download directly within BBM is also exciting for us, given the immediacy and viral nature of the platform. From a development perspective, we see tremendous possibilities for future integration around connecting people while they’re on the go.”
(Poynt)

“Following sports is inherently social – fans are extremely passionate, and like to trash talk, comment, and generally share their opinions on whatever they’re watching,” says Dale Fallon, VP Digital Products, Score Media.  “By integrating BBM 6 functionality right into the ScoreMobile experience, we enable our users to enjoy the game with their friends even when they’re not together.  In a nutshell, BBM 6 integration allows sports fans to be social without having to leave the ScoreMobile app.”
(ScoreMedia)

“Telmap, a global location-based services leader, is very focused on serving all users’ needs by constantly enriching and optimizing their on-the-go experiences,” said Motti Kushnir, Telmap Chief Marketing Officer. “The integration between BBM 6 and the Telmap Mobile Location Companion significantly enriches conversations and interactions through BBM with users’ real-time locations. Telmap views this integration as an important pillar of our vision to provide a richer, more comprehensive experience to our users. We work hard to integrate our application with popular and useful platforms like BBM, to ensure added value to users who can now add location information to their interactions with friends."
(Telemap)

"BBM 6 is the underlying mobile social network making Wikitude on the BlackBerry platform a very unique experience. An augmented reality (AR) browser with millions of interesting places is already a very compelling and new proposition, but bringing it to life with millions of people who can chat, meet and share in an AR environment has the potential to revolutionize how we interact with one another. With BBM 6 and Wikitude preloaded on upcoming BlackBerry smartphones our AR browser will be truly going social for the very first time," says Andy Gstoll, CMO of Wikitude.
(Wikitude)

Opportunities for BBM App Developers
BBM app developers can submit their applications to the BlackBerry Partners Fund Developer Challenge. The competition for social apps – "Most Addictive Social apps using BBM Social Platform" – is now open for submissions until September 23, 2011. For more information please visit: www.blackberrypartnersfund.com/challenge.

Additional information about the Hackathon is available at: http://www.bbmnyc.com/05_winning.html

Quick Links
•	BBM 6 download on BlackBerry App World https://appworld.blackberry.com/webstore/content/3729
•	BBM web site: www.blackberry.com/blackberrymessenger
•	BBM connected apps videos:
o	Wikitude: http://www.youtube.com/watch?v=6bmqN3DZC5c
o	Score Mobile: http://www.youtube.com/watch?v=QtbOUMoTPHU
o	FourSquare: http://www.youtube.com/watch?v=JqdJLCLvhoY
•	BBM Social Platform SDK for developers: http://www.blackberry.com/developer/bbm

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	July 28, 2011	By:	\s\ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations